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                                 UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                              Homestore.com, Inc.
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                               (Name of Issuer)

                         Common Stock, $.001 Par Value
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                         (Title of Class of Securities)

                                   437852106
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                                 (CUSIP Number)

                                 NOT APPLICABLE
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               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 437852106                    13G                    Page 2 of 6 Pages
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 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (ENTITIES ONLY).

     Whitney Equity Partners, L.P., a Delaware limited partnership (IRS Identification No. 06-1445444), the sole general partner of which is J.H. Whitney Equity Partners, L.L.C., a Delaware limited liability company. The members of J. H. Whitney Equity Partners, L.L.C. are Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone.

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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP (SEE INSTRUCTIONS)           (b)  /X/
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 (3) SEC USE ONLY

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 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

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 Number of Shares             (5) SOLE VOTING POWER
 Beneficially                     0 shares of Common Stock
 Owned by                    --------------------------------------------------
 Each Reporting               (6) SHARED VOTING POWER
 Person With:                     -0-
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                  0 shares of Common Stock
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                  -0-
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 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0 shares
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(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)        /X/
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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     0%
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(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
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CUSIP No. 437852106                    13G                    Page 3 of 6 Pages
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ITEM 1.   (A)   Name of Issuer:

          Homestore.com, Inc.
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          (B)   Address of Issuer's Principal Executive Offices

          225 West Hillcrest Drive, Suite 100
          Thousand Oaks, CA 91360
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ITEM 2.   (A)   Name of Person Filing:

          Whitney Equity Partners, L.P. is a Delaware limited partnership.
          The name of the general partner of Whitney Equity Partners, L.P. is
          J. H. Whitney Equity Partners, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901. The names and business address of the members of J. H. Whitney Equity Partners, L.L.C. are as follows: Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

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ITEM 2(B).  Address of Principal Business Office or, If None, Residence:

          Whitney Equity Partners, L.P.
          177 Broad Street
          Stamford, CT 06901
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ITEM 2(C).  Citizenship:

          Whitney Equity Partners, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. All of the individual members of the general partner are citizens of the United States.

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ITEM 2(D).  Title of Class of Securities:

          Common Stock
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ITEM 2(E).  CUSIP Number:

          437852106
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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR
         240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

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CUSIP No. 437852106                    13G                    Page 4 of 6 Pages
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    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) / / An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

    If this statement is filed pursuant to Rule 13d-1(c), check this box. //

ITEM 4.  OWNERSHIP

    The following information is provided as of December 31, 2000:

    (a) Amount beneficially owned:

        Whitney Equity Partners, L.P. is the beneficial owner of no Shares.

    (b) Percent of class:

        0%

    (c) Number of shares as to which the person has:

        (i)    Sole power to vote or to direct the vote:

               0 shares

        (ii)   Shared power to vote or to direct the vote:

               0 shares.

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CUSIP No. 437852106                    13G                    Page 6 of 6 Pages
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        (iii)  Sole power to dispose or to direct the disposition of:

               0 shares

        (iv)   Shared power to dispose or to direct the disposition of:

               0 shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following /X/.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by Whitney Equity Partners, L.P.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.

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CUSIP No. 437852106                    13G                    Page 6 of 6 Pages
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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 13, 2001
                                      ---------------------------------------
                                              Date


                                      WHITNEY EQUITY PARTNERS, L.P.

                                      By: J. H. Whitney Equity Partners, L.L.C.

                                      By: /s/ Daniel J. O'Brien
                                        --------------------------------------
                                         Daniel J. O'Brien
                                         Managing Member